EX 99.8(G)

Account Name - Integrity Life Insurance Company

Mid Atlantic Account (“bin”) Number

This Custodial Agreement (the “Agreement”), is made this              day of                                   20      , by and among

Integrity Life Insurance Company (the “Provider”) and Counsel Trust Company, conducting business as Mid Atlantic Trust Company (the “Custodian”).

W I T N E S S E T H

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual covenants and conditions set forth below, the Provider and Custodian agree as follows:

ARTICLE I - ESTABLISHMENT OF THE CUSTODY ACCOUNT

1.1                                 The Provider hereby establishes with the Custodian a custody account (the “Custody Account”) consisting of such sums of money as shall from time to time be paid or delivered to the Custodian and such earnings, dividends, capital gains, profits, increments, additions and appreciation thereto and thereon as may accrue from time to time, less any payments and disbursements which shall have been made by the Custodian, as authorized herein.

Until notified by the Custodian in writing, all deposits to the Account will include the Mid Atlantic Account Number to be delivered to:

Deposits via Wire Transfer (ACH or Fed Wire)		Deposits via Check (US Postal)	Deposits via Check (Overnight)

Depository Name: ABA Number: Account Number: Account Name: OBI: Further Credit to:	Huntington Bank 044000024 (wire) or 041215032 (ACH) 01109723834 Mid Atlantic Capital Corporation Your Mid Atlantic Account Number Name of this Account	Mid Atlantic Capital Corporation P.O. Box 23368 Pittsburgh, PA 15222	Mid Atlantic Capital Corporation Attn: Accounting 1251 Waterfront Place, Suite 510 Pittsburgh, PA 15222

1.2                                 The Custodian shall have the authority hereunder:

(a)                                  To hold and administer the Custody Account pursuant to the direction of the Provider

ARTICLE II -  OPERATIONS OF THE CUSTODY ACCOUNT

2.1                                 The Custodian shall have the following powers in addition to the powers customarily vested in a Custodian by law and in no way in derogation thereof:

(a)                                  To hold the Cash Balance in the Custody Account in a sub-custodian, brokerage account, commercial bank, or other third party facility reasonably deemed prudent by the Custodian;

(b)                                 To cause the Cash Balance in the Custody Account to be registered in, or transferred into, its name as Custodian or the name of its nominee or nominees or to retain them unregistered or in form permitting transfer by delivery, but the books and records of the Custodian shall at all times show that all such investments are part of the Custody Account; and

(c)                                  To do all acts which it may reasonably deem necessary or proper and to exercise any and all powers of the Custodian under this Agreement upon such terms and conditions which it may reasonably deem are for the best interests of the Custody Account.

ARTICLE III -  ACCOUNTS TO BE KEPT AND RENDERED

3.1                                 The Custodian shall keep accurate and detailed accounts of all receipts and disbursements and other transactions hereunder, including such specific records as shall be required by law and such additional records as may be agreed upon in writing between the Provider and Custodian.    All accounts, books and records relating thereto shall be open to inspection and audit by any person or persons designated by the Provider at all reasonable times.

3.2                                 The Custodian delivers certain communications, such as periodic account statements electronically either directly or through its agents.  The Provider consents to receive such communications in an electronic format if the Custodian determines to deliver them by electronic means.  In that regard, daily cash balances and activity will be available online rather than in cash account statements that would be mailed to the Provider on a periodic basis.  This account information will be available to the Provider via a password-protected website maintained by the Custodian or its agents.  We understand that we must contact you in writing if we do not wish to receive these statements online.  By entering the contact information in this section, the Provider acknowledges that the Custodian has satisfied any delivery or notification requirements in the Agreement by supplying such information to this contact:

Provider:
Integrity Life Insurance Company
Primary Contact	Title
Wade Fugate	AVP & Asst Controller
Street Address	Phone Number
400 Broadway	513-629-1402
City, State Zip Code	Fax Number
Cincinnati, OH 45202
Primary E-Mail Address
Wade.fugate@wslife.com

3.3                                 Upon the expiration of the 45th day following the last statement produced by the Custodian, the Custodian shall be forever released and discharged from any liability or accountability to anyone as respects the propriety of its acts or transactions shown in such account, except with respect to any acts or transactions as to which the Provider shall set forth in a written statement claiming negligence or willful misconduct or lack of good faith on the part of the Custodian which is delivered to the Custodian on or before the 45th day following the final statement produced by the Custodian.

ARTICLE IV -  THE CUSTODIAN

4.1                                 The Custodian accepts the Custody Account hereby created and agrees to perform the duties hereby required by it, subject however, to the following conditions:

(a)                                  The Custodian shall incur no liability to anyone for any action taken pursuant to a direction, request or approval given by anyone reasonably believed to be an employee, agent or representative of the Provider or any other party to whom authority to give such direction is provided in writing.

(b)                                 The Custodian shall receive as compensation for its services such amounts as may be agreed upon at the time of execution of this Agreement. A complete listing of fees is available in the Access Agreement.  Except as otherwise provided herein or in the Access Agreement, the Custodian’s compensation and any other proper expense of the Custodian for the Custody Account (unless payable out of the Custody Account) including all real and personal property taxes, income taxes, transfer taxes, and other taxes of any and all kinds whatsoever shall be paid by the Provider.

(c)                                  In addition to compensation noted in 4.1(b), the Custodian may retain as additional fees any credit earnings or interest on the cash in the Custody Account awaiting disbursement.  Any such cash balances are payable on demand at direction of the Provider.  The Provider acknowledges that more precise information regarding the Custodian’s policies for cash “float” is available at www.stnfunds.macg.com, “Terms and Conditions”, and represent that they have read and understand such policies.  The Provider acknowledges that additional information regarding these policies is available upon request to the Custodian.

(d)                                 The Custodian shall be indemnified and held harmless by the Provider against any actions, claims demands, losses, damage or expenses of any kind (including attorney’s fees), or liabilities (referred to collectively as “Claims”) which it or any of its agents, employees, nominees, or affiliated organizations may at any time sustain or incur hereunder to the extent such Claims arise out of the events occurring by reason of Custodian having acted pursuant to any written or electronically delivered direction, consent, request, or other paper or document it reasonably believed to be genuine.

4.2                                 The Custodian may resign at any time by giving written notice to the Company at least ninety (90) days’ prior to the resignation date.  The Company may terminate Custodian at any time by giving written notice to the Custodian at least ninety (90) days’ prior to the termination date.  The above notwithstanding, resignation or termination may be made at any time upon mutual consent of the parties.  Upon the effective date of such resignation or termination, Custodian shall deliver the Custody Account per the instruction of the Provider, subject to reimbursement by Company for all reasonable costs incurred in connection with such transfer.

4.4                                 Custodian will at all times be subject to the direction of the Provider as appropriate, and shall not act, nor be under any obligation to act, absent this direction..  Custodian may rely upon any written or electronically delivered direction, information or action of the Provider as being proper under this Agreement and is not required to inquire into the propriety of any such written or electronically delivered direction, information or action.  The duties and obligations of the Custodian shall be limited to those specified hereunder.

ARTICLE V -  AMENDMENTS TO AGREEMENT

5.1                                 The provisions of this Agreement may be amended at any time and from time to time upon mutual agreement between the Provider and Custodian.

ARTICLE VI - INDEMNIFICATION

6.1                                 The Custodian shall be indemnified and held harmless by Provider from and against any and all loss, liability or expense (including all attorneys’ fees and expenses) to which Custodian may be subject hereunder, including without limitation, any loss, liability or expense arising from any action or failure to act resulting from compliance with written or electronically delivered instructions from the Provider or any employee, agent or representative of any of the foregoing, except to the extent that it is determined by a court or such other forum as the parties may mutually agree to that any loss, liability or expense is directly attributable to the Custodian’s (a) negligence or willful misconduct in the performance of its duties hereunder or (b) violation of applicable law.

ARTICLE VII -  ANTI-MONEY LAUNDERING

7.1                                 Provider represents that: (a) all evidence or proof of identification provided is genuine and all related information furnished is accurate; (b) they will provide any information deemed necessary by the Custodian in its reasonable discretion to comply with its anti-money laundering program and related responsibilities from time to time.

ARTICLE VIII -  CONFIDENTIALITY

8.1                                 The parties hereto agree that all information, whether oral or written or via computer disk or electronic media, to which any party is given access or which is made available to any other party is referred to hereinafter as “Confidential Information.”  Confidential Information shall include, without limitation, all technology, know-how, processes, software, databases, trade secrets, contracts, proprietary information, all historical and financial information, business strategies, operating data and organizational and cost structures, product descriptions, pricing information, beneficiary information, customer information, which includes, but is not limited to, names, addresses, telephone numbers, account numbers, demographic, financial and transactional information or customer lists, whether received before or after the date hereof.  Confidential Information also includes information of any parent, subsidiary or affiliate of Provider or Custodian, as applicable.

8.2                                 Except as expressly provided below or with the relevant party’s prior written consent, the parties agree to hold all Confidential Information of the other in confidence, that it will not disclose any Confidential Information of the other to any third party, other than to its own directors, officers, employees, affiliates, agents, regulators, or representatives (collectively, the “Representatives”) who have a need to know such information in connection with this Agreement and that it will not use any such Confidential Information for purposes other than in connection with this Agreement.  Each party agrees to inform its Representatives of the confidential and valuable nature of the Confidential Information and of its respective obligations under this Agreement.  It is understood and agreed that the obligation to protect Confidential Information shall be satisfied if the party receiving such information utilizes the same control (but no less than reasonable) as it employs to avoid disclosure of its own confidential and valuable information and the parties shall have appropriate policies and procedures to (a) ensure the security and confidentiality of the Confidential Information, (b) protect against any anticipated threats or hazards to the security or integrity of such Confidential Information, and (c) protect against unauthorized access to or use of such Confidential Information that could result in harm or inconvenience to any party or the customers of any party.

8.3                                 Any party may disclose Confidential Information pursuant to a requirement or request of a governmental agency or pursuant to a court or administrative subpoena, order or other such legal process or requirement of law, or in defense of any claims or causes of action asserted against it; provided, however, that it shall (a) first notify the relevant party of such request or requirement, or use in defense of a claim, unless such notice is prohibited by statute, rule or court order, (b) attempt to obtain such party’s consent to such disclosure, and (c) in the event consent is not given, to agree to permit a motion to quash, or other similar procedural step, to frustrate the production or publication of information.  Nothing herein shall require a party to fail to honor a subpoena, court or administrative order, or any similar binding requirement on a timely basis.

8.4                                 With the exception of the parties’ customer information and beneficiary information, which shall be protected in all circumstances, it is understood and agreed that no information shall be within the protection of this Agreement where such information: (a) is or becomes publicly available through no fault of the party to whom such Confidential Information has been disclosed; (b) is released by the originating party to anyone without restriction; (c) is rightly obtained from third parties, who, to the best of a party’s knowledge, are not under an obligation of confidentiality; (d) was known prior to its disclosure to the receiving party without any obligation to keep it confidential as evidenced by tangible records kept by the receiving party in the ordinary course of business; or (e) is independently developed by the receiving party without reference to the originating party’s Confidential Information.

ARTICLE IX -  MISCELLANEOUS PROVISIONS

9.1                                 Any person dealing with the Custodian may rely upon a copy of this Agreement and any amendments thereto, certified to be a true and correct copy by any officer of the Custodian.

9.3                                 This Agreement shall be binding on any and all successors to the Custodian and the Provider.

9.4                                 This Agreement shall be construed, enforced and regulated under federal law, and to the extent (if any) not preempted thereby, under the laws of the Commonwealth of Pennsylvania.

IN WITNESS WHEREOF, the Provider and the Custodian have caused this Agreement to be executed and attested as of the day and year first above written.

	/s/James J. Vance /s/ Cheryl Stotts		/s/ Wanda M. Chilcoat

By:	VP and Treasurer AVP & Asst. Treasurer	By:
	Authorized Officer		Authorized Officer
	For the Provider		For the Custodian

Date:	10/20/10	Date:	11-3-10